EXHIBIT 99.1

New board member proposed for AB SKF Notice of Annual General Meeting on April 19, 2005

As part of the nomination process agreed upon at the Annual General Meeting in 2004, the four largest shareholders of AB SKF with regard to the number of votes held, who together represent around 40% of the votes of the total number of company shares, propose that Mr. Leif Ostling be appointed as a new member of the Board of AB SKF.

Mr. Ostling is currently the President and CEO of Scania AB. Mr. Ostling, born 1945, has a MSc Engineering degree at Chalmers University of Technology in Gothenburg and a MSc Economics and Business Administration degree at the Gothenburg School of Economics.

Mr. Ostling joined Scania in 1972 and after several senior executive positions he was appointed President and CEO when the independent Scania AB was created in 1994.

Mr. Ostling is member of the following Boards: Scania AB, BT Industries AB, ADR-Haanpaa Oy, Svenskt Naringsliv (Confederation of Swedish Enterprise) and Teknikforetagen (The Association of Swedish Engineering Industries).

The proposal also includes the re-election of Board members Anders Scharp, Soren Gyll, Vito H Baumgartner, Ulla Litzen, Clas Ake Hedstrom, Winnie Fok and Tom Johnstone. Mr. Philip N Green has declined re-election.

AB SKF also hereby announces the contents of the Notice of the Company's Annual General Meeting on April 19, 2005.

Goteborg, March 9, 2005

Aktiebolaget SKF(publ.)

Enclosure: Notice of Annual General Meeting

For further information, please contact:
PRESS: Lars G Malmer, SKF Group Communication, tel. +46 (0)31 337 1541,
e-mail: Lars.G.Malmer@skf.com
IR: Marita Bjork, SKF Investor Relations, tel. +46 (0)31 337 1994,
e-mail: Marita.Bjork@skf.com

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The following files are available for download:

Full release in pdf:
http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=78688&fn=wkr0001.pdf

Notice SKF Annual General Meeting:
http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=78688&fn=wkr0003.pdf